SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.: 4)*

Name of Issuer:  Cytec Industries Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  232820100

Date of Event Which Requires Filing of this Statement: December 31, 2012

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(X) Rule 13d-1(b)

(  ) Rule 13d-1(c)

(  ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

CUSIP No.: 232820100                                     13G

1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Vanguard Fiduciary Trust Company, Trustee of the Cytec Employees' Savings and Profit Sharing Plan.

2.  CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

Not Applicable                  A.                 B.

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                Pennsylvania

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5.  SOLE VOTING POWER

                None

6.  SHARED VOTING POWER

2,082,777 Shares

7.  SOLE DISPOSITIVE POWER

None

8.  SHARED DISPOSITIVE POWER

2,082,777 Shares

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,082,777 Shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.57%

12.  TYPE OF REPORTING PERSON

BK

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

_________________

Item 1 (a) — Name of Issuer

Cytec Industries Inc.

Item 1 (b) — Address of Issuer’s Principal Executive Offices:

                5 Garret Mountain Plaza

                West Paterson, NJ 07424

Item 2 (a) — Name of Person Filing:

This filing is made by Vanguard Fiduciary Trust Company on behalf of the Cytec Employees’ Savings and Profit Sharing Plan (the “Plan”).

Item 2 (b) – Address of Principal Business Office or, if none, residence

                500 Admiral Nelson Blvd.,

                Malvern, PA 19355

Item 2 (c) — Citizenship

                Vanguard Fiduciary Trust Company is a trust company organized under the laws of the Commonwealth of Pennsylvania.

Item 2 (d) — Title of Class of Securities

                Common Stock

Item 2 (e) — CUSIP Number

                23820100

Item 3 — Type of Filing:

                If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                (f) X Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see §240.13d-1(b)(1)(ii)(F)

Item 4 — Ownership:

                (a) Amount Beneficially Owned:

                                2,082,777 Shares

                (b) Percent of Class:

                                4.57%

                (c) Number of shares as to which such person has:

                                (i) sole power to vote or to direct the vote: None

                                (ii) shared power to vote or to direct the vote: 2,082,777 Shares*

                                (iii) sole power to dispose or to direct the disposition of: None

                                (iv) shared power to dispose or to direct the disposition of: 2,082,777 Shares**

*Each participant holding shares of common stock in the Plan shall instruct the Trustee how to vote the shares of common stock attributable to such participant’s account, whether or not vested. The Trustee, itself or by proxy, shall vote shares of common stock attributable to such participants accounts in accordance with the instruction of such participants. If, within five business days prior to any vote of stockholders, the Trustee has not received instructions from such participants with respect to any shares of common stock in their accounts, the Trustee may vote such shares at such meeting in the same proportion as the shares for which the Trustee has received timely instructions, subject to applicable law.

**Shares of common stock in the Plan are held in various accounts, allocated by the source of contribution (employer, the predecessor to the employer or the employee) and may be disposed of by the Plan or the Trustee only in accordance with the terms of the Plan.

Item 5. Ownership of Five Percent or Less of a Class.

                Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                Subject to the terms of the Plan, participants in the Plan are entitled to receive certain distributions of assets held by the Plan. Such distributions may include proceeds from the sale of shares of common stock reflected in this Schedule 13G.

Item 7  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not Applicable

Item 8. Identification and Classification of Members of the Group.

                Not Applicable

Item 9. Notice of Dissolution of Group.

                Not Applicable

Item 10. Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2013

                                                                   Vanguard Fiduciary Trust Company, Trustee

                                                                   By: /s/ Michael Kimmel

                                                                   Name: Michael Kimmel

                                                                   Title: Secretary